UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 11-K
____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from              to

Commission File Number 001-35871

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Westbury Bank 401(K) Profit Sharing Plan
200 South Main Street
West Bend, WI 53095

B.    Westbury Bank
200 South Main Street
West Bend, WI 53095

Westbury Bank 401(k) Profit Sharing Plan

Contents
Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
Schedule H, line 4i Schedule of Assets	12
Exhibit Index
23.1 Consent of Independent Registered Accounting Firm	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Plan Sponsor Committee
Westbury Bank 401(k) Profit Sharing Plan
West Bend, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Westbury Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year), as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey LLP

Indianapolis, Indiana
June 30, 2014

Westbury Bank 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets

Investments at fair value:
Shares of registered investment companies	$8,748,428	$9,933,288
Shares of company stock - unitized	1,031,285	—
Collective investment trust	1,435,865	1,291,932
	11,215,578	11,225,220
Receivables:
Notes receivable from participants	26,367	31,218
Employer contribution receivable	—	143,990
	26,367	175,208

Total assets	11,241,945	11,400,428

Liabilities	—	—

Net assets available for benefits at fair value	11,241,945	11,400,428

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(11,432)	(36,361)

Net assets available for benefits	$11,230,513	$11,364,067

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

2013
Additions
Investment income:
Net appreciation in fair value of:
Shares of registered investment companies	$1,171,051
Shares of company stock - unitized	314,014
Collective investment trust	14,230
Interest and dividends	446,279
Total investment income	1,945,574

Interest income on notes receivable from participants	1,260
Contributions:
Participant	438,215
Employer	173,132
Rollovers	66,082
Total contributions	677,429

Total additions	2,624,263
Deductions
Benefits paid to participants	2,705,226
Administrative expenses	52,591
Total deductions	2,757,817

Net decrease	(133,554)

Net assets available for benefits:
Beginning of year	11,364,067

End of year	$11,230,513

See Notes to Financial Statements.

Westbury Bank 401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1. Description of Plan

The following description of the Westbury Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Westbury Bank (the Company) who, effective January 1, 2012, have completed six months of service and are age 21 or older. Prior to January 1, 2012, employees were required to complete one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to the maximum percentage allowable, not to exceed certain limits, as defined in the Plan, and provided these contributions will not cause the Plan to exceed the discrimination limits. If participant contributions cause the Plan to exceed the 401(k) discrimination limits, excess contributions will be refunded to participants. The Plan has an automatic deferral feature whereby the Company automatically withholds 3% of compensation from eligible employees each payroll period and contributes that amount to the Plan as an elective deferral unless the employee makes a contrary election. The automatic deferral increases one percent each year until six percent is reached. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company has elected to make a safe harbor matching contribution equal to 100 percent of participant contributions up to the first 1 percent of participant compensation contributed to the Plan plus 50 percent of the next 5 percent of participant compensation contributed to the Plan. The Company may also contribute, on a discretionary basis, a profit sharing contribution. For 2012, the Company made a profit sharing contribution in an amount equal to 2 percent of total compensation of eligible employees. The discretionary contribution of $143,990 was deposited in 2013. For 2013, the Company made no such profit sharing contribution. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their account plus actual earnings thereon is based on years of continuous service. For pre-2010 matching and pre-2010 and post-2010 discretionary contributions, a participant is 100 percent vested after six years of credited service, upon death, total disability, or attainment of age of 65, with the exception of the funds transferred in from the Continental Savings Bank 401(k) Plan in 2009. With regard to employer contributions of the Continental Savings Bank 401(k) Plan, a participant is 100 percent vested after three years of continuous service. For safe harbor contributions, which began in 2010, a participant is 100 percent vested after two years of credited service, upon death, total disability or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options at any time, with certain limitations.

Notes Receivable from Participants: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50 percent of their vested account balance. Participants may not have more than one note outstanding at one time. Notes are secured by the balance in the participant’s account and bear interest at one percent above the prime rate. Interest rates were 4.25 percent at December 31, 2013. Note maturities shall not exceed five years, except for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: On termination of service due to death, disability, retirement, or termination, a participant may elect to receive an amount equal to the participant’s vested account balance. All distributions from the Plan will be made either as a lump-sum payment of the vested account balance, installment payments for a specified term, not to exceed the assumed life expectancy, or ad hoc distributions whereby a participant may request a distribution for some or all of their vested account balance. In-service and hardship withdrawals are also permitted as specified in the plan agreement.

Forfeited Accounts: At December 31, 2013 and 2012, forfeited, non-vested accounts totaled approximately $211 and $189, respectively. These accounts will be used to reduce future employer contributions. In 2013, employer contributions were reduced by approximately $22,000 from forfeited, non-vested accounts.

Note 2. Summary of Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective investment trust. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The 401(k) Plan Sponsor Committee determines the Plan’s valuation policies utilizing information provided by the investment custodian. See Note 5 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

Payment of Benefits: Distributions are recorded when paid.

Note 3. Investments

The following table presents the Plan’s investments that represent 5 percent or more of net assets available for benefits as of December 31:

	2013	2012
Investments at fair value determined by quoted market prices:
Shares of registered investment companies:
Dodge & Cox Stock Fund	626,283	672,675
Dodge & Cox International Stock Fund - A	*	632,185
Fidelity Advisor New Insights Fund - A	625,581	726,919
Oakmark Equity and Income Fund - I	1,124,772	963,419
PIMCO Total Return Fund - A	*	889,858
Templeton Global Bond Fund	*	640,625
T. Rowe Price Capital Appreciation Fund	1,260,107	1,061,084
Blackrock Global Allocation Fund - A	810,027	739,043

Shares of company stock - unitized:	1,031,285	—

Investments as determined by the trust's sponsor:
Collective investment trust:
Stable Return Premier Fund, at fair value	1,435,865	1,291,932
Stable Return Premier Fund, at contract value	1,424,433	1,255,571

* Represents less than 5 percent of net assets available for benefits

Note 4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
•    Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability;
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. The funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

Shares of Company Stock: Shares of Westbury Bancorp, Inc. common stock are held in a unitized fund, which means that participants do not own shares of the Company's stock directly but rather own an interest in a unitized fund. The fund consists of Westbury Bancorp, Inc. common stock and a cash equivalent for liquidity purposes. The fund is valued using the quoted market price of the stock, plus the value of any cash equivalent. The Plan owns the underlying assets of shares in Westbury Bancorp, Inc. common stock and the cash equivalent.

Collective Investment Trust: Valued based on the NAV of units of the collective investment trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	2013
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies:
Large Cap Value	$626,283	$—	$—	$626,283
Mid Cap Value	390,195	—	—	390,195
Large Cap Growth	625,581	—	—	625,581
Mid Cap Blend	424,779	—	—	424,779
Moderate Allocation	2,384,879	—	—	2,384,879
Large Cap Blend	240,656	—	—	240,656
Small Cap Value	192,429	—	—	192,429
Small Cap Blend	264,891	—	—	264,891
Foreign Large Cap Blend	357,695	—	—	357,695
Foreign Large Cap Growth	361,625	—	—	361,625
Diversified Emerging Markets	158,746	—	—	158,746
Intermediate Term Bond	420,826	—	—	420,826
World Bond	457,650	—	—	457,650
Inflation-Protected Bond	341,705	—	—	341,705
World Allocation	810,027	—	—	810,027
Natural Resources	290,990	—	—	290,990
Real Estate	198,855	—	—	198,855
Target Date	200,616	—	—	200,616

Shares of company stock - unitized:	1,031,285	—	—	1,031,285
Collective investment trust:
Stable Value	—	1,435,865	—	1,435,865

Total assets at fair value	$9,779,713	$1,435,865	$—	$11,215,578

	2012
Asset Category	Level 1	Level 2	Level 3	Total

Shares of registered investment companies:
Large Cap Value	$672,675	$—	$—	$672,675
Mid Cap Value	301,320	—	—	301,320
Large Cap Growth	726,919	—	—	726,919
Moderate Allocation	2,024,503	—	—	2,024,503
Large Cap Blend	383,835	—	—	383,835
Small Cap Value	247,371	—	—	247,371
Small Cap Blend	308,739	—	—	308,739
Foreign Large Cap Value	632,185	—	—	632,185
Foreign Large Cap Blend	506,063	—	—	506,063
Diversified Emerging Markets	150,526	—	—	150,526
Intermediate Term Bond	889,858	—	—	889,858
World Bond	640,625	—	—	640,625
Inflation-Protected Bond	542,692	—	—	542,692
World Allocation	739,043	—	—	739,043
Natural Resources	474,915	—	—	474,915
Real Estate	171,415	—	—	171,415
Target Date	110,993	—	—	110,993
Mid Cap Blend	409,611	—	—	409,611
Collective investment trust:
Stable Value	—	1,291,932	—	1,291,932

Total assets at fair value	$9,933,288	$1,291,932	$—	$11,225,220

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2013 and 2012:

	2013
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value (a)	$1,434,865	$—	Immediate	365 days

	2012
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset Category:
Collective investment trust:
Stable Value (a)	$1,291,932	$—	Immediate	365 days

(a)
The objective of the Stable Value fund is to protect principal while providing a higher rate of return than shorter term investments such as money market funds. The fund primarily invests in security backed contracts from a pool of investments issued by insurance companies, banks, or other financial institutions. The fund targets a weighted average duration range of 2.5 - 3.5 years for its underlying securities to enhance credit quality, diversification and investment returns.

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2013, there were no transfers between levels.

Note 5. Related-Party Transactions

The Plan paid all significant administrative expenses in 2013. Total expenses paid by the Plan to Wilmington Trust, the trustee, were approximately $8,400 and the Newport Group, the recordkeeper, were approximately $23,200. Certain accounting and administrative functions are performed by officers or employees of the Company for which no compensation is received from the Plan. Additionally, a portion of the Plan's assets are invested in common stock of the Company. All investment in the common stock of the Company is at the discretion of the participant.

Note 6. Income Tax Status

Effective January 1, 2012, the Company adopted a prototype non-standardized 401(k) plan sponsored by Newport Retirement Services, Inc. The prototype plan has received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the prototype plan received the opinion letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by U.S. federal, state, or local tax authorities for years before 2010.

Note 7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2013	2012

Net assets available for benefits per the financial statements:	$11,230,513	$11,364,067
Shares of registered investment companies	—	1
Investments - collective investment trust	(11,432)	(36,361)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,432	36,361
Investments	26,367	31,218
Notes receivable from participants	(26,367)	(31,218)
Employer contribution receivable	—	(143,990)

Net assets available for benefits per Form 5500	$11,230,513	$11,220,078

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2013 to Form 5500:

Net decrease in net assets available for benefits per the financial statements:	$(133,554)
Employer contributions	143,989

Net increase in net assets available for benefits per the Form 5500	$10,435

Note 9. Subsequent Events

The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

	Westbury Bank 401(k) Profit Sharing Plan

	EIN: 39-0698030
	Plan Number: 002

	Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
	December 31, 2013
		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor or Similar Party	Par or Maturity Value	(d) Cost	Value
		Shares of registered investment companies:
	American Funds	Europacific Growth Fund - R4	*	$357,695
	Blackrock	Global Allocation Fund - A	*	810,027
	Dodge & Cox	Stock Fund	*	626,283
	Dodge & Cox	International Stock Fund - A	*	361,625
	DWS	RREEF Real Estate Securities Fund - A	*	198,855
	Fidelity	Advisor New Insights Fund - A	*	625,581
	Heartland	Value Plus Fund	*	192,429
	JP Morgan	SmartRetire Target 2010 Fund	*	16
	JP Morgan	SmartRetire Target 2020 Fund	*	176,796
	JP Morgan	SmartRetire Target 2030 Fund	*	1,396
	JP Morgan	SmartRetire Target 2040 Fund	*	13
	JP Morgan	SmartRetire Target 2050 Fund	*	12,569
	JP Morgan	SmartRetire Income Fund	*	9,826
	Oakmark	Equity and Income Fund - I	*	1,124,772
	Oppenheimer	Developing Markets Y	*	158,746
	PIMCO	Total Return Fund - A	*	420,826
	T. Rowe Price	Small Cap Value Fund	*	264,891
	T. Rowe Price	Mid-Cap Value Fund	*	390,195
	T. Rowe Price	New Era Fund	*	290,990
	T. Rowe Price	Capital Appreciation Fund	*	1,260,107
	Templeton	Global Bond Fund	*	457,650
	Vanguard	Inflation Protected Securities Fund	*	341,705
	Vanguard	500 Index Fund	*	240,656
	Vanguard	Mid Cap Index Fund	*	424,779
				8,748,428
		Common stock:
	Westbury Bancorp, Inc.	Westbury Bancorp, Inc. Unitized Stock	**	1,031,285
		Collective investment trust:
	Wells Fargo	Stable Return Premier Fund	*	1,424,433	***
**	Participants	Notes receivable from participants (interest rate
		at 4.25%; maturing April 2015 to August 2024)	*	26,367
				$11,230,513
*	Not applicable for participant-directed investments.
**	Indicates a party-in-interest as defined by ERISA.
***	This investment is presented at contract value to be consistent with the presentation in the Form 5500 filing.